OMV Aktiengesellschaft

OMV Investor News

Results for January–December 2004


05007012

82-3209

A Year of Transformation and Strong Financial Results

- **Transformational EUR 1.5 bn acquisition of 51% of Petrom makes OMV the undisputed market leader in Central Europe**
- **Previously announced growth targets for 2008 largely achieved in 2005**
- **Record financial results: Clean EBIT of EUR 979 mn rose by 39%; clean profit before tax of EUR 1,007 mn up by 53%**
- **Strong cash flow and high liquidity in Petrom reduced reported gearing to 14%**
- **Clean EPS increased to EUR 25.09, up 56%**
- **Record dividend of EUR 4.40 will be proposed to the Shareholders' Meeting**
- **Outlook for 2005: Weaker market environment to be compensated by Petrom contribution**

Q4/04	Q4/03	%	in EUR mn	2004	2003	%
184	167	10	EBIT	926	644	44
307	208	47	Clean EBIT	979	705	39
135	90	51	Net income	642	393	63
218	116	87	Clean net income	678	433	56
95	247	(62)	Cash flow	1,001	939	7
3.44	9.19	(63)	CFPS in EUR	37.16	34.95	6
4.96	3.30	50	EPS in EUR	23.76	14.60	63
8.02	4.30	86	Clean EPS in EUR	25.09	16.10	56
-	-	-	Dividend in EUR	4.40	4.00	10

Move & More.


OMV

Wolfgang Ruttenstorfer, CEO of OMV

"2004 has been a transformational year for the OMV Group. Through our acquisition of 51% of Petrom, which closed on December 14, 2004 OMV became the undisputed leading integrated oil and gas group in the region. Our ambitious growth targets, set in 2002, of doubling the Company, both upstream and downstream by 2008, have largely been met through the acquisition of Petrom. In 2002 we said we would achieve 160,000 boe/d. Including Petrom we are now at 345,000 boe/d, with reserves of approximately 1.4 bn boe. We said we would double our downstream market share to 20%. We are now at 18%, with 2,385 filling stations in 13 countries, and an annual refining capacity of around 26.4 million tons.

2004 was not only a transformational year but also a record year for OMV in terms of financial performance. Clean profit before tax exceeded EUR 1 bn for the first time and was 53% ahead of 2003. We continued to deliver on shareholder returns. Clean EPS increased by 56% to EUR 25.09, and we will propose to the Annual Shareholders' Meeting in May a record dividend of EUR 4.40 per share.

We are now fully focused on the challenges and opportunities of the integration of Petrom, which is under way and on track. Next year we will invest about EUR 400 mn in Petrom and some EUR 1,300 mn in total. We will continue to focus on delivering strong shareholder returns, and on consolidating our clear leadership in Central and Eastern Europe."

Results for January–December and Q4 2004

2004 was a record year with growth in the segments Exploration and Production (E&P) as well as Refining and Marketing (R&M), and due to profits on asset disposals. **EBIT** grew by 44% to EUR 926 mn and **net income** rose by 63% to EUR 642 mn. 2004 financial performance was supported by steadily increasing crude prices, higher production volumes of gas in E&P, high bulk output-volumes and bulk refining margins, a widening spread between sweet and sour crudes and higher equity investment income and asset sales. The strong euro, compared to the US dollar, and depressed margins in Marketing adversely affected earnings. **Clean EBIT** rose by 39% to EUR 979 mn after excluding e.g. the disposal gain of exploration assets in Sudan, as well as personnel restructuring costs and write offs of assets in Australia and Ecuador as announced in Q3. **Clean net income** showed an increase of 56% to EUR 678 mn, helped by a strong contribution from equity investments.

Compared to Q3/04, clean EBIT in **Q4/04** increased by 4% to EUR 307 mn, mainly driven by a strong performance in Refining due to particularly high refining margins as well as higher production volumes in E&P. Clean net income at EUR 218 mn was higher by 7% due to a lower effective tax rate of 31.6% and significantly higher income from equity investments.

Segmental highlights in 2004

E&P: New exploration licenses in NZL; Field development plan for Pohokura gas field approved; Cabimas oil field in Venezuela sold; sale of exploration licenses in Sudan; new exploration license offshore Albania, first oil from the Howe field in the UK; six new exploration licenses in the UK, thereof two operated by OMV, oil and gas discovery at Rosebank/Lochnagar in the Faroe-Shetland Channel.

R&M: Acquisition of the remaining 50% of the OMV Istrabenz joint venture; start of petrochemical expansion in Schwechat; agreement reached to sell 25.1% share in Rompetrol.

Gas: Expansion of transport capacity increases results; Nabucco pipeline project on track; extension of gas supply contracts with Gazexport.

Chemicals: Melamine margins under pressure; melamine capacity expansion on track.

Group: Acquisition of 51% of Petrom; successful issue of new shares and convertible bonds.

Key figures

Q4/04	Q4/03	%	in EUR mn	2004	2003	%
2,399	2,039	18	Sales [1]	9,880	7,644	29
184	167	10	EBIT [2]	926	644	44
307	208	47	Clean EBIT [3]	979	705	39
198	140	41	Income from ordinary activities	954	596	60
320	181	77	Clean income from ordinary activities [3]	1,007	658	53
135	90	51	Net income	642	393	63
218	116	87	Clean net income [3]	678	433	56
268	103	160	Net income according to US GAAP	655	372	76
95	247	(62)	Cash flow [4]	1,001	939	7
4.96	3.30	50	EPS ACC in EUR	23.76	14.60	63
8.02	4.30	86	Clean EPS ACC in EUR	25.09	16.10	56
9.92	3.80	161	EPS US GAAP in EUR	24.31	13.33	82
3.44	9.19	(63)	CFPS in EUR [4]	37.16	34.95	6
57,480[5]	6,137	837	Employees	57,480[5]	6,137	837
–	–	–	ROfA (%)	22.4[6]	16.4	37%
–	–	–	ROACE (%)	15.9[6]	11.6	36%
–	–	–	ROE (%)	19.4[6]	15.4	26%

[1] sales excluding petroleum excise tax
[2] earnings before interest and tax
[3] adjusted for special, non-recurring items
[4] net cash provided by operating activities
[5] thereof 51,005 Petrom employees
[6] calculation based on figures excluding Petrom

Economic environment: Oil prices and exchange rates

World crude demand in 2004 increased by 2.7 mn bbl/d to 82.5 mn bbl/d compared to a year earlier, representing the highest increase in 24 years. This increase of 3.4% was mainly due to high demand in Asia, especially China. On the supply side, **world crude production** increased by 3.4 mn bbl/d or 4.3% to 83.0 mn bbl/d, indicating an inventory build-up of 0.5 mn bbl/d. OPEC countries raised their production of crude and NGL by 2.3 mn bbl/d to 33.0 mn bbl/d thus increasing their market share to 40%.

Crude prices continued to rise during 2004 and exceeded last year's level by one third. The average price for Brent increased to USD 38.22/bbl compared to USD 28.84/bbl in 2003. The main factors behind the high price levels were high demand, weak USD, shrinking OPEC spare capacity, continued instability in Iraq, Nigeria and Venezuela as well as production shortfalls resulting from hurricanes in the Gulf of Mexico and uncertainties regarding the Russian Yukos group. **Rotterdam petroleum product prices** for diesel fuels were up to 30% higher than in 2003, whereas gasoline increased to a lower extent and fuel oil prices even decreased.

The US dollar (USD) was considerably weaker in 2004, with the **average euro exchange rate** rising by 10% to USD 1.242 for 1 EUR (2003: USD 1.131). In Q4/04 the euro strengthened again compared to the prior quarter, rising to USD 1.282 (Q3/04: USD 1.222; Q4/03: USD 1.189).

Business segments: Exploration and Production (E&P)

Q4/04	Q4/03	%	in EUR mn	2004	2003	%
272.68	231.44	18	Segment sales	988.35	864.42	14
73.02	69.04	6	EBIT	459.38	303.23	51
57.10	34.30	–	Special items [1]	(12.09)	40.55	–
130.11	103.34	26	Clean EBIT [1]	447.29	343.78	30

[1] Special items in 2004 relate to personnel restructuring costs and pension plans, write-offs and gains on the disposal of exploration assets in Sudan.

Segment sales increased by 14% to EUR 988.35 mn, mainly as a result of higher volumes and oil prices. The Company's average **realized crude price** was USD 33.77/bbl, showing an increase of 27% when compared with 2003 at USD 26.62/bbl. The Group's average realized gas price in 2004 declined by about 3% compared to last year, mainly due to lower domestic gas prices and increased volumes in Pakistan where prices are below European levels.

EBIT increased by 51% to EUR 459.38 mn. Reported EBIT benefited from the disposal of exploration assets in Sudan (EUR 96.72 mn). Special charges for personnel restructuring and pension obligations were EUR 27.99 mn and write-offs of E&P assets and special provisions for restoration costs amounted to EUR 56.65 mn (thereof EUR 20.00 mn in Ecuador and EUR 25.57 mn in Australia), leading to a **clean EBIT** of EUR 447.29 mn. The 30% growth in clean EBIT is predominantly due to higher sales volumes. The higher realized crude oil prices in 2004 were partly compensated by lower gas prices, higher hedging expenses (2004: EUR 47.91 mn; 2003: EUR 15.10 mn) and a higher EUR/USD exchange rate, with the euro gaining 10% in value during the period.

Production costs excluding royalties (OPEX) in 2004 increased to USD 5.61/boe (2003: USD 5.24/boe). Higher production volumes from fields with relatively low production costs could not compensate for the adverse effect of the weaker USD exchange rate with both, the euro and the pound sterling. Production costs in EUR terms remained at last year's level without these exchange effects.

Exploration expenditure increased by 3% to EUR 95.71 mn (2003: EUR 93.05 mn), mainly due to higher exploration activities in Albania, Pakistan, Libya, Iran, UK and New Zealand.

Total production of oil, NGL (natural gas liquids) and gas rose to 45.9 mn boe, an increase of 5% in the average production rate to 125,000 boe/d (2003: 43.6 mn boe or 120,000 boe/d). **Oil and NGL production** of 27.7 mn bbl was 2% below last year's level of 28.3 mn bbl, mainly due to the sale of the Cabimas oil field in Venezuela and lower volumes in the UK and in Tunisia, which could not be compensated by higher output in Ecuador. **Gas production** increased by 20% to 109.29 bcf or 2.93 bcm (2003: 91.17 bcf or 2.44 bcm), mainly due to additional production from the Sawan field in Pakistan, which showed a strong performance in its first year of full operation.

Comparing the quarters, EBIT in Q4/04 was EUR 73.02 mn (Q3/04: EUR 109.05 mn). The decrease was mainly due to the write offs in Australia as announced in Q3/04. Clean EBIT was broadly comparable to last quarter (Q4/04: EUR 130.34 mn; Q3/04: EUR 123.40 mn). Lower realized oil prices and increased OPEX (Q4/04: USD 6.04/bbl; Q3/04: USD 5.10/bbl) were compensated by higher realized gas prices and sales volumes. Exploration expenditures were at normal levels (Q4/04: EUR 25.09 mn Q3/04: EUR 25.07 mn).

Total proved oil and gas reserves as of December 31, 2004 amounted to 1,409 mn (thereof 384.8 mn boe from OMV's existing portfolio and about 1,025 mn boe Petrom reserves, which are part of our portfolio as of December 14, 2004). The reserve replacement rate (RRR) over the past three years was 990%, excluding Petrom it was 137%. Initially Petrom will be reported as a separate segment within the OMV Group.

One of the **operational highlights** in Q4/04 was the production start of the **Howe** field. The field lies in the North Sea, close to the producing Nelson and Forties fields. OMV has a 20% stake in the Howe field, which is operated by Shell. Howe started with an initial production rate of 13,000 boe/d, of which OMV has 2,600 boe/d. With Howe on stream OMV's average oil and gas production in the UK increased to about 17,000 boe/d.

In January 2005 OMV has made its first oil discovery in Iran's western region of Zagros. This encouraging well is the first drilled by OMV in the Mehr exploration block. In 2005 OMV plans to drill

an appraisal well on the same block in order to define the size of the oil field and another exploration well.

On January 17, 2005 OMV has been awarded five new exploration blocks West of Shetlands. OMV is part of a joint venture consisting of the operator ChevronTexaco, Statoil and DONG.

As a part of the E&P portfolio rationalization the sale of the Australian gas assets (about 3,600 boe/d of production) was agreed in February 2005. The deal, which is effective from January 1, 2005, is still subject to government approvals and is expected to be completed in Q2/05.

On March 9, 2005 OMV discovered together with partners oil in the Central North Sea, UK. OMV has a 10% share in this exploration license. The discovery lies close to OMV interests in the Howe oil field and the Bardolino oil discovery.

Refining and Marketing (R&M)

Q4/04	Q4/03	%	in EUR mn	2004	2003	%
2,029.38	1,721.90	18	Segment sales	8,381.30	6,023.45	39
127.42	70.08	82	EBIT	442.10	265.13	67
30.79	9.32	-	Special items [1]	39.34	20.61	-
158.21	79.39	99	Clean EBIT [1]	481.44	285.73	68

[1] Charges in 2004 relate to personnel restructuring costs, pension plans and extraordinary write offs.

R&M **segment sales** increased by 39% to EUR 8,381.30 mn, mainly because of higher sales volumes due to the inclusion of the BP downstream assets acquired in 2003 for twelve months this year compared to six months in 2003, as well as higher product prices.

Reported EBIT increased by 67% to EUR 442.10 mn, reflecting strong bulk refining margins and higher refining and marketing volumes due to the BP downstream assets. The benchmark bulk margin ex Rotterdam for Schwechat showed an increase of 56% to USD 4.05/bbl compared to last year's level of USD 2.60/bbl. The increased spread between sweet and sour crude also had a positive impact on the refinery results as the Brent-Urals spread more than doubled. 24% of refinery production had been hedged though due to the very favorable market environment, EUR 81.55 mn hedging expenses for refining margins arose and were accounted for in 2004. **Clean EBIT**, which mainly reflects adjustments for personnel restructuring costs of EUR 23.31 mn and extraordinary write offs of EUR 10.40 mn increased by 68% to EUR 481.44 mn.

Q4/04 results were higher than Q4/03 by 82% due to extremely high refining margins of USD 5.18/bbl, up 133% on last year's levels (Q4/03: USD 2.22/bbl), Brent-Urals spread of USD 5.1/bbl (Q4/03: USD 1.4/bbl) at highest levels in Q4/04 so far and higher petrochemical contributions. These positive effects were reduced by hedging expenses of EUR 47.46 mn and the Marketing business, where results turned negative due to depressed margins.

Compared to Q3/04 EBIT of EUR 160.87 mn the weaker results in Q4/04 resulted mainly from the negative Marketing business, higher hedging expenses and lower contributions from petrochemicals.

Petrochemicals showed 5% higher sales volumes. Margins also increased, as prices of petrochemical products increased more than feedstock-costs. The EBIT contribution of basic petrochemicals increased to EUR 93.70 mn (2003: EUR 91.85 mn). In **Q4/04** results in Petrochemicals increased by 68% to EUR 22.88 mn compared to Q4/03 due to 4% higher volumes and considerably higher margins.

Combined **production volumes in Refining** increased to 16.25 mn t (2003: 13.91mn t) due to the additional volume of the 45% stake in Bayernoil of 2.68 mn t. The like-for-like comparison without Bayernoil showed a decrease of 3% mainly due to the refinery turnaround at Schwechat.

OMV's **refining input** rose to 18.06 mn t (2003: 15.48 mn t), reflecting the full year input from Bayernoil of 5.43 mn t. Overall **capacity utilization** in 2004 decreased from 95% to 94% due to the scheduled turnaround at Schwechat in Q2.

The Company's **Marketing** activities have grown significantly following last year's acquisitions. Retail station sales volumes were higher and commercial volumes also rose markedly, leading to an increase of 18% in total sales volumes to 11.68 mn t (2003: 9.92mn t). OMV acquired the remaining half of the shares in OMV ISTRABENZ which became a wholly-owned subsidiary of OMV

as of October 7 and is now named OMV ADRIATIK. Reporting of marketing volumes and the number of retail stations, however, are not affected as these figures were already reflected in previously reported statistics.

As of December 31, 2004, OMV's **retail network** totaled 2,385 stations in operation (December 31, 2003:1,782). Thereof 612 from Petrom and 1,773 outlets from OMV's existing portfolio, where in total, 59 stations were added and 68 outlets were closed. The number of international stations excluding Petrom, increased to 1,193 stations, accounting for 67% of our retail portfolio (December 31, 2003: 65% with 1,157 stations). The quality of our retail network was improved considerably last year as the number of retail stations with enclosed VIVA convenient stores increased to 746 (2003: 600) and the number of Vienna Cafes reached 164 (2003: 139). Initially Petrom will be reported as a separate segment within the OMV Group.

According to preliminary figures, the average total **market share** held by the OMV Group in Marketing (retail and commercial businesses) in Central Europe (Austria, Germany, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Italy, Romania, Serbia-Montenegro, Slovakia and Slovenia) increased to approximately 14% (2003: 12%). This figure excludes the marketing activities of Petrom.

Following recent reporting changes, the **Plastics** business of Polyfelt was transferred from the Chemicals segment to R&M. Therefore sales and EBIT figures of 2004 include Plastics. Comparative figures have not been restated as the impact is not considered material.

Gas

Q4/04	Q4/03	%	in EUR mn	2004	2003	%
208.79	115.86	80	Segment sales	784.40	794.38	(1)
18.15	24.76	(27)	EBIT	75.46	78.64	(4)
1.32	(1.24)	–	Special items [1]	1.59	0.81	–
19.47	23.52	(17)	Clean EBIT [1]	77.05	79.45	(3)

[1] Charges in 2004 relate mainly to personnel restructuring costs and pension plans.

Segment sales in the Gas business decreased slightly by 1% to EUR 784.40 mn.

EBIT decreased by 4% to EUR 75.46 mn. The decrease was mainly due to higher costs in the storage business and lower contributions from the supply business as well as lower gas volumes sold. These negative effects were mitigated by increased transportation and storage volumes. Special charges for personnel restructuring and pension obligations were EUR 1.12 mn of the total special charges of EUR 1.59 mn, leading to a **clean EBIT** of EUR 77.05 mn.

Optimized use of existing transportation capacities and consequent increased transportation volumes were a positive factor in the carrier business, compensating to some extent for losses due to the regulation of the pipeline infrastructure used for domestic transportation. Total gas **transportation capacity sold** increased by 2% to 1,491 mn cbm/h*km, mainly due to the expansion of the TAG pipeline capacity (2003: 1,462 mn cbm/h*km).

The **supply business** was impacted by lower import volumes due to pipeline repair work outside of Austria and lower margins. As of December 31, 2004, **contracted storage volumes** of natural gas held for OMV customers increased by 2% to 1.75 bcm. One of the storage facilities was decommissioned in Q2/04, leading to a lower storage fee charged. In 2005 the storage fee charged to our Gas business is expected to be lower by about EUR 2 mn. The modernization of metering and steering equipment at storage facilities lead to increased costs of EUR 8.5 mn.

The **Nabucco** project, currently under evaluation, would transport gas from the Caspian Sea Region to the Austrian transit network and also provide access to Middle Eastern reserves for Europe. The Nabucco Company Pipeline Study GmbH is now focusing on developing a financing model for constructing the pipeline, to design appropriate incentives for investors, to coordinate all marketing activities and to enter into negotiations on transportation contracts with potential shippers. The consortium consists of Botas (Boru Hatları ile Petrol Taşıma AŞ) from Turkey, Bulgargaz EAD from Bulgaria, S.N.T.G.N. TRANSGAZ S.A. from Romania, MOL Natural Gas Transmission Company Ltd. from Hungary and OMV Gas GmbH.

Chemicals [1]

Q4/04	Q4/03	%	in EUR mn	2004	2003	%
107.52	120.90	(11)	Segment sales	394.13	490.86	(20)
9.82	16.05	(39)	EBIT	24.92	42.90	(42)
2.04	(1.68)	-	Special items [2]	2.52	(1.98)	-
11.86	14.37	(17)	Clean EBIT [2]	27.45	40.92	(33)

[1] Excluding Plastics, from beginning of 2004 Plastics has been included in R&M.
[2] Special items in 2004 relate to gains on real estate disposals and provisions made.

Following recent reporting changes, the **Plastics** business of Polyfelt was transferred from the Chemicals segment to R&M in 2004. Therefore sales and EBIT figures of 2004 exclude the activities of Plastics. Comparative figures have not been restated.

Segment sales in Chemicals declined by 20% to EUR 394.13 mn, mainly as a result of the reorganization mentioned above (Polyfelt sales in 2003: EUR 85.78 mn), maintenance plant shut-downs and lower melamine prices.

EBIT dropped to EUR 24.92 mn due to considerably weaker melamine margins and maintenance turnaround shut-downs in the Austrian and Italian plants, whereas the contribution of urea and the fertilizer business increased strongly due to higher margins (Polyfelt EBIT in 2003: EUR 4.00 mn). **Clean EBIT**, excluding EUR 3.50 mn of provision made and EUR 0.98 mn gains on the disposal of real estate was EUR 27.45 mn. **Q4/04 EBIT** declined by 39% to EUR 9.82 mn reflecting lower melamine and stable fertilizer results.

In **melamine,** sales volumes were up by 21% to 147,000 t, notwithstanding maintenance stops in the Austrian and Italian plants. Difficulties in third-party supply of some raw materials led to an unscheduled plant shut-down in Castellanza, thus negatively affecting results. Despite markedly higher melamine prices in some regions, net proceeds of melamine decreased - due to the weaker USD and considerably increased export volumes - by 15% to EUR 890/t in 2004. Prices and margins were under pressure due to difficult markets and higher expenses for increased marketing activities, although margins recovered through the year from the lows seen in Q1/04. These activities were in preparation for the streaming of new capacity of the melamine plant in Piesteritz, Germany, which started trial operations in October 2004, with an annual maximum capacity of 80.000 t. Due to the new plant in Piesteritz **Q4/04** volumes were up by 42% to 44.000 t. Net proceeds per ton decreased by 7% to EUR 907 and margins also fell compared to Q4/03 figures.

The **fertilizer** business saw sales volumes slightly down by 2% to 1.13 mn t in 2004. Slightly higher prices and improved margins in calcium ammonium nitrate as a result of lower gas prices led to an increased EBIT contribution. In **Q4/04** sales volumes decreased by 8% to 0.29 mn t, whereof, multiple nutrient fertilizers in particular, decreased in volumes and margins.

Petrom

On December 14, 2004, OMV closed the **acquisition** of a 51% stake in the largest Romanian company, **Petrom S.A.** For the acquisition of 33.34% of Petrom's shares, EUR 669 mn was paid to the Romanian privatization agency. Within the framework of an increase in share capital for Petrom, OMV's stake was raised to 51%. The funds from the increase in share capital amounting to EUR 830 mn were injected into Petrom by OMV and will be used for future investments in Petrom. Thus OMV now holds 51% of Petrom's shares, the Romanian Government 40.74% and EBRD (European Bank for Reconstruction and Development) 2.03%, with a free float of 6.23%.

With the closing of this acquisition OMV has now become the largest oil and gas group in Central Europe, with oil and gas reserves of about 1.4 bn boe, a combined daily production of approximately 345,000 boe and an annual refining capacity of 26.4 mn tons. OMV now has 2,385 filling stations in 13 countries. The Group's market share in the Refining and Marketing business segment in the Danube region is up to around 18%.

The **E&P** portfolio of Petrom comprises oil and gas reserves of 1,025 mn boe (as of December 31, 2004) and a daily production of about 220,000 boe stemming from 300 oil and gas fields with approximately 15,000 Romanian onshore

production wells as well as offshore assets in the Black Sea. In addition Petrom has six exploration and production licenses in Kazakhstan.

In **R&M** Petrom operates 612 fuel stations. Furthermore two additional refineries, namely Arpechim and Petrobrazi were added to the existing OMV refinery portfolio, increasing the total refining capacity by 8 mn tons per year.

As of December 31, 2004 Petrom's balance sheet has been consolidated into OMV's Group balance sheet. The profit and loss account, production volumes, sales volumes etc. of Petrom will impact in 2005. Initially it is intended that Petrom will be reported as a separate segment within the OMV Group.

Group statements: Income statement

Consolidated sales excluding petroleum excise tax for 2004 increased by 29% to EUR 9,880.23 mn (2003: EUR 7,644.43 mn), mainly due to increased volumes and price levels. R&M represented some 85% of total consolidated sales, Gas accounted for almost 8%, Chemicals for about 4% and E&P for approximately 3% (sales in E&P being in large part inter-company sales rather than third party sales).

Group EBIT improved significantly to EUR 925.95 mn (2003: EUR 643.61 mn), an increase of 44%. This rise in reported EBIT reflected the disposal of assets in E&P as well as from higher sales volumes in almost all other segments. After eliminating net special charges, **clean EBIT** increased by 39% to EUR 979.16 mn (2003: EUR 704.79 mn). **Net special charges** of EUR 53.21 mn relate to income from the disposal of exploration assets in Sudan (EUR 96.72 mn), to income from real estate disposals of EUR 16.86 mn, personnel restructuring charges and pension obligations (EUR 73.05 mn), uninsured losses and legal dispute (EUR 3.52 mn), write-offs of E&P, Gas and R&M assets and special provisions for restoration costs amounting to EUR 67.52 mn and costs relating to the 2004 capital increase of EUR 22.70 mn (2003: total special charges of EUR 61.18 mn).

Financial items comprise the net position of interest charges and interest income, income/losses from equity investments and other financial income/losses. In summary, total financial items for 2004 represented an income of EUR 28.19 mn (2003: expense of EUR 47.11 mn). The EUR 75.30 mn improvement in 2004 was predominantly due to higher equity income which showed an improvement of EUR 63.11 mn.

Net interest charges decreased by EUR 6.42 mn to EUR 57.51 mn (2003: EUR 63.93 mn). Interest and similar expenses increased by EUR 8.10 mn to EUR 102.84 mn. The interest components of pension obligations, included in interest expense, amounted to EUR 31.91 mn (2003: EUR 31.06 mn). Interest income, including returns from securities, improved by EUR 12.14 mn to EUR 42.95 mn.

Equity investment income amounted to EUR 86.52 mn (2003: EUR26.05 mn). One of the most important equity income sources is the participation in Borealis. OMV accounts for its 25% share in **Borealis**' results as part of net financial items. For 2004 this amounted to a profit of EUR 50.74 mn (2003: EUR 4.01 mn). Equity income from **EconGas GmbH**, the leading Austrian gas supplier established in 2003, in which OMV holds a 50% stake, amounted to EUR 16.68 mn (2003: EUR 8.05 mn). Other **financial charges** were EUR 0.82 mn (2003: EUR 9.23 mn).

In 2004, **income from ordinary activities** increased by 60% to EUR 954.14 mn (2003: EUR 596.50 mn). Clean income from ordinary activities was EUR 1,007 mn, showing an increase of 53%. **Taxes on income** for the Group rose from EUR 203.44 mn to EUR 312.10 mn. Current taxes on income were EUR 262.81 mn, up on last year's level of EUR 118.91 mn. Deferred taxes of EUR 49.29 mn were recognized in 2004 (2003: EUR 84.54 mn). The effective **corporate income tax rate**, based on pre-tax profits, was slightly lower at 32.7% (2003: 34.1%). In Q4/04 the effective tax rate was 31.6%. In January 2005 the Austrian tax reform came into force leading to a reduction of the Austrian corporate tax rate from 34% to 25%. An adjustment to the carrying value of certain deferred tax assets was made necessary by these changes, leading to a decrease in 2004 earnings which was fully recognized in Q2/04.

Net income increased by 63% to EUR 642.04 mn (2003: EUR 393.05 mn). Clean net income adjusted for special items amounted to EUR 677.85 mn, thus showing an increase of 56% (2003: EUR 433.37 mn).

Balance sheet, capital expenditure and gearing

Total assets grew by 72% to EUR 12,949.95 mn. Some EUR 5,036.22 mn of this increase was accounted for by acquisitions – the largest part of this increase being due to the first consolidation of Petrom.

Fixed assets rose by EUR 2,965.78 mn to EUR 8,169.67 mn. **Additions** arising from acquisitions amounted to EUR 2,859.30 mn. At EUR 589.35 mn, additions to fixed tangible and intangible assets exceeded depreciation and disposals by EUR 16.83 mn. The acquisitions resulted in a net reduction of EUR 16.83 mn.

Net current assets (defined as inventories, accounts receivable, prepaid expenses and deferred charges) amounting to EUR 3,298.33 mn (2003: EUR 1,971.24 mn) and liabilities (excluding financing) and deferred income (excluding tariff prepayments) amounting to EUR 2,301.05 mn (2003: EUR 1,658.05 mn) rose by a total of EUR 684.08 mn. This increase was mainly due to Petrom (EUR 608.46 mn), which added EUR 923.44 mn to assets and EUR 314.67 mn to liabilities. Net current assets excluding Petrom rose by EUR 75.62 mn. Here, the main features were a gain of EUR 304.80 mn in trade receivables due to higher prices and increased business volume, and a corresponding increase of EUR 238.97 mn in trade payables.

Capital expenditure rose to EUR 2,274.22 mn (2003: EUR 1,380.73 mn). This includes the acquisition of the 51% interest in Petrom at a cost of EUR 1,504.85 mn. Capital expenditure not relating to equity investments amounted to EUR 674.35 mn. **E&P** invested EUR 156.24 mn (2003: EUR 498.37 mn), mainly in developing Austrian fields, but also in development projects in New Zealand, Tunisia and the UK. Capital expenditure in **R&M**, at EUR 459.50 mn (2003: EUR 708.96 mn) primarily comprised EUR 95.02 mn devoted to the acquisition of the remaining 50% interest in OMV ADRIATIK (previously OMV Istrabenz). In addition, R&M invested in the expansion and modernization of the existing filling station networks, and in the refineries. Most of the spending on refineries went to quality enhancement projects (product and process improvements). Capital expenditure in the **Gas** segment, at EUR 28.98 mn, was largely channelled into the TAG Loop II transit pipeline expansion project. In the **Chemicals** segment capital expenditure of EUR 63.42 mn (2003: EUR 108.53 mn) principally relates to the completion during the year of a melamine plant in Piesteritz, Germany. Corporate and Other capital expenditure includes EUR 42.29 mn spent on increasing OMV's holding in the Hungarian oil company MOL to 10%.

The **reconciliation with the additions to fixed assets** chiefly concerns the elimination of acquisition related additions to equity interests, which are not included in consolidation. The difference between the additions shown in the statement of fixed assets, and the investments reported in the statement of cash flows, is largely attributable to the adjustments to valuations which do not affect cash flows (e.g. valuation at equity) and to investments that did not affect cash flows during the period of the addition.

The **gearing ratio** declined to 14% by the end of 2004 from 40% a year earlier. This is mainly explained by the fact that the acquisition was structured in two stages and was partly financed by a capital increase into Petrom which injected liquidity into the company which is now consolidated. Moreover, the 49% minority interest in Petrom also widens the Group's reported equity base. Petrom's balance sheet structure has thus had a favorable impact on the OMV Group's gearing ratio. As of December 31, 2004, long and short-term borrowings were EUR 2,214.78 mn (2003: EUR 1,411.74 mn) while current financial assets (liquid funds) totaled EUR 1,467.22 mn (2003: EUR 330.77 mn). **Net debt** was EUR 747.56 mn compared to EUR 1,080.97 mn in 2003.

In December 2004 OMV issued 3 mn new shares at a price of EUR 219 raising EUR 657 mn. At the same time EUR 550 mn was raised in the form of a convertible bond.

Stockholders' equity doubled to EUR 5.38 bn (December 31, 2003: EUR 2.69 bn) after inclusion of Petrom and the OMV capital increase. Thus the Group's equity ratio increased from 36% at year end 2003 to 42%. The value of OMV shares owned by the Company increased to EUR 14.76 mn (December 31, 2003: EUR 12.17 mn); in 2004 18,284 shares were purchased, with 7,830 shares resold. Therefore the total number of own shares held by the Company amounted to 134,615 as of December 31, 2004. Liabilities increased to EUR 4.42 bn (December 31, 2003: EUR 3.00 bn) due to the convertible bonds, higher accounts payable from trade and other liabilities.

Cash flows

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and before dividend payments) in 2004 amounted to an outflow of EUR 5.55 mn (2003: outflow of EUR 654.01 mn).

Net cash provided by operating activities registered a year-on-year improvement of EUR 62.34 mn or 7%, to stand at EUR 1,001.27 mn. The reconciliation of net income for the year with net cash provided by operating activities (before changes in working capital) resulted in a net adjustment of EUR 332.01 mn for 2004 (2003: EUR 410.28 mn). This reflected depreciation, deferred taxes and long-term provisions for decommissioning and restoration costs totaling EUR 583.87 mn (2003: EUR 554.80 mn). The adjustment was reduced by write-ups and the utilization of long-term provisions for employee benefits (pensions and severance payments) as well as other non-cash items totaling EUR 137.39 mn (2003: EUR 152.19 mn). The other non-cash items principally relate to shares of associates' profits less dividends, at EUR 50.75 mn (2003: EUR 5.14 mn) and the adjustment of the depreciation component of a tariff prepayment of EUR 50.63 mn (2003: EUR 50.50 mn) reported under net cash provided by financing activities. Another downward adjustment resulted from the proceeds from the sale of fixed assets, amounting to EUR 114.47 mn (2003: recognition of EUR 7.67 mn in losses) which was written to net cash used in investing activities.

Funds tied up in working capital as of December 31, 2004 were slightly down at EUR 27.22 mn. An increase of EUR 287.96 mn in accounts receivable was largely financed by a EUR 244.01 mn increase in liabilities. The sharp rise in receivables and payables is explained by the higher price level as well as the increased volumes. The increase of EUR 105.23 mn in short-term provisions largely concerns outstanding corporate income tax payments which grew considerably due to the improved profits. Amounts tied up in inventories and other changes grew by EUR 34.06 mn.

Acquisitions of subsidiaries net of cash acquired are shown under **net cash used in investing activities**. Due to Petrom's high liquidity (EUR 1,064.10 mn in cash and cash equivalents) the acquisition did not have a major impact on cash flows from investing activities. The acquisitions made in 2003 were mainly of debt-free assets. **Investment outflows** of EUR 1,143.21 mn (2003: EUR 1,588.52 mn) were partly offset by proceeds from disposals of EUR 244.21 mn (2003: EUR 92.51 mn), such that net cash used in investing activities was EUR 899.00 mn (2003: EUR 1,496.01 mn).

Investment was largely financed by the assumption of EUR 778.90 mn of long-term debt (2003: EUR 946.74 mn) and a capital increase of EUR 692.92 mn (common stock and the equity component of the convertible bond issue). **Net cash provided by financing activities** also includes repayments of long-term debt amounting to EUR 289.63 mn (2003: EUR 91.55 mn), an increase in short-term debt of EUR 1.06 mn (2003: decrease of EUR 86.55 mn) and EUR 107.83 mn in dividend payments (2003: EUR 96.97 mn)

US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of accounting changes and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, derivative instruments, pensions, severance and jubilee payments, restructuring expenses, and the deferred tax adjustments on these items.

Stockholders' **equity,** according to US GAAP, increased to EUR 4.10 bn (December 31, 2003: EUR 2.72 bn), and was more than 24% lower than the corresponding ACC equity (before minorities) of EUR 5.38 bn. The main positive reconciliation items are securities depreciation and depreciation of E&P assets, whereas adjustments for pension, severance and jubilee payments and derivative instruments, which are marked to market under US GAAP, decreased the Group's equity under US GAAP.

Net income according to US GAAP was EUR 655.05 mn in 2004 (2003: EUR 371.97 mn), 2% higher than the ACC net income of EUR 642.04 mn (excluding minorities). This increase is mainly due to deferred taxes, mitigated by derivative instruments, depreciation and restructuring liabilities.

EPS under US GAAP increased by 82% to EUR 24.31 (2003: EUR13.33). Reported **EPS, according to ACC,** rose by 63% to EUR 23.76 (2003: EUR14.60) and clean **EPS,** according to ACC, increased by 56% to EUR 25.09 (2003: EUR16.10).

In the consolidated statements according to ACC the minority interests related to the Petrom acquisition are measured at fair value. Under US GAAP undisclosed reserves and liabilities identified on revaluation can only be recognized in proportion to the percentage holding (51%). Since Romania had hyperinflationary status up to June 30, 2004, and no US GAAP compliant hyperinflationary accounting methods have been used, reconstruction of US GAAP compliant minority interests would be extremely time-consuming and costly. The approach taken to the presentation of minorities is in accordance with the new IFRS 3 standard. Because of this, and the pending changeover to IFRS reporting, a retroactive reconstruction in accordance with US GAAP principles has been dispensed with. The US GAAP auditors' certificate accordingly contains a qualification with regard to the reporting of minority interests in respect of Petrom.

Adapting to International Financial Reporting Standards

OMV will adapt International Financial Reporting Standards (IFRS) in 2005. In 2003 we established a project team involving representatives of business segments and corporate functions to plan for and achieve a smooth transition to IFRS in 2005.

OMV Group's full year results 2004 are for the last time presented according to Austrian GAAP with reconciliation to US GAAP. Starting with Q1/05 results of the Group will be reporting under IFRS only.

Personnel

As of the end of December 2004, OMV headcount was at 57,480 employees (December 31, 2003:6,137). This number includes 51,005 Petrom employees for the first time.

Outlook for 2005

2005 will be a year of consolidation and focus on our core operations and the integration of the Petrom acquisition will tie up large amounts of management time. 2005 will also see a switch in the primary format of the Company's annual financial statements from ACC to International Financial Reporting Standards (IFRS), resulting in improved international comparability.

The main determinants of Group financial performance, in particular oil prices, the USD exchange rate and refining margins are likely to continue to exhibit a high degree of volatility. We expect **crude oil prices** to remain at high levels, though below the previous year's average and we anticipate strong short-term fluctuations. As regards the **USD exchange rate**, we see the dollar weakening slightly in comparison with 2004. We do not expect a repeat of the record **refining margins** recorded in 2004. There was a major squeeze on European refining margins in January. However, we see margins recovering in the course of 2005, though they are unlikely to be on a par with 2004. In the second half of 2004 the **Urals-Brent spread** widened markedly. The differential has since narrowed considerably, but we expect it to remain at higher levels than in the past.

E&P has already met its 2008 growth targets as set in 2002 as a result of the Petrom acquisition. The environment for further deals is very difficult at present. The main investment focus in 2005 will be the Pohokura gas field development in New Zealand, which is due to come on-stream in the second half of 2006. The oil and gas discoveries made last year are being rapidly evaluated, and will be developed as quickly as possible where appropriate. The Australian natural gas activities were divested in February 2005 as part of efforts to streamline our portfolio. Lower output volume as a result of the disposals lead us to anticipate a slight decline in E&P's results (excluding Petrom).

We anticipate a fall in the earnings of the **Refining** business, as a consequence of lower margins and also due to a scheduled six-week turnaround at the petrochemical plants in Schwechat during the second half of the year. Expansion of the capacity of the cracker at the refinery will raise ethylene and polypropylene output from 650,000 to 900,000 t/y. Margins in the **Marketing** business came under very heavy pressure last year. We believe that the situation will ease in 2005, leading to an improvement in results. In the retail growth markets we are focusing on boosting our market shares by building new filling stations and acquiring small forecourt networks, and we will continue to invest in the non-oil area (shops, catering, etc.).

In the **Gas** segment all the groundwork has been laid for key decisions on the major Nabucco pipeline project. The planned line would run through five countries, linking gas reserves in the Near East with Central Europe. Due to the new tariff order which entered into effect in 2004, and scheduled maintenance work at storage facilities, we expect somewhat lower earnings in 2005. The changeover to IFRS in 2005 will mean that the TAG gas pipeline and the tariff prepayments made to finance the TAG expansion project will no longer be carried on our balance sheet.

In **Chemicals** we expect earnings to increase as a result of the additional output from the new German plant and better melamine margins.

As from 2005, **Petrom's** results will be consolidated in OMV's income statement, and should make a positive contribution to earnings. In Romania it will be possible to allocate about one-third of sales generated by oil and gas production to a reserve (geological quota) in 2005 and 2006 on a tax deductible basis. Since Petrom intends to make full use of the reserve no tax expense is anticipated in 2005. Visibility with respect to the impact of crude prices, refining margins and the exchange rate of the Romanian lei on earnings after the consolidation of Petrom will steadily improve.

Austrian **corporate income tax** was cut from 34% to 25% at the start of 2005. The consolidation of Petrom will also have a favorable effect on the Group effective tax rate due to Petrom's use of the geological quota. Moreover, Romania reduced its corporate income tax rate from 25% to 16% at the start of 2005.

Taking all these factors together, we anticipate a similar result to last year, as the contribution from Petrom should compensate for the effects of a less positive business climate.

In order to consolidate, and achieve further growth in our businesses, we expect to invest annually about EUR 1.3 bn for the next three years, of which some EUR 400 mn will be earmarked each year for Petrom. Management takes a value based approach to all investment decisions. We are aware that this is essential if we are to hit our long-term target of a return on average capital employed (ROACE) of 13% over the course of a business cycle, given average market indicators.

Stock watch: January–December 2004



180%
160%
140%
120%
100%
OMV
ATX prime
FTSE Global Energy
FTSE Eurotop 100
Jan 04
Mar 04
May 04
July 04
Sep 04
Nov 04

In Q4/04 overall sentiment towards international financial markets was positive, pushing major indices higher, such as FTSE Eurotop 100 4%, Nikkei 5%, FTSE 100 5%, Dow Jones 7% and DAX 9%. Contrary to these trends, oil and gas stocks weakened despite steadily rising oil prices remaining at an all time high. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) decreased by 3%. **OMV's share price** rose by 20% in Q4/04 totaling a 88% rise in 2004. This tremendous surge in Q4 is even more impressive as in December 2004 OMV issued an additional 3 mn shares or 11%. The Austrian Trade Index (ATX) increased by 19% in Q4, making it again one of the top-performing indices worldwide with an annual performance of 57%.

OMV share **turnover volumes** on the Vienna Stock Exchange were EUR 1,704 mn in Q4/04, nearly doubling from EUR 907 mn in Q3/04, reflecting the positive impact of the capital increase. Compared to 2003, the turnover increased in 2004 by 106% to EUR 4,292 mn reflecting 11% of the total equity market in Vienna. The OTC (over the counter) turnover in Q4/04 for OMV shares was EUR 785 mn, or about 31% of OMV's total turnover volume of EUR 2,489 mn. By comparison, the turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 11,542 mn in Q4/04 (Q4/03: EUR 5,321mn), reflecting the positive environment for the Austrian financial market.

In December OMV successfully completed a EUR 657 mn **share capital increase** and EUR 550 mn **convertible bond issue**. It was the first combined equity and convertible transaction in Austria. This innovative transaction structure has allowed OMV to reach a new investor base, minimize dilution, and increase the free float to over 50%.

The issuance of 3 mn new **shares** was set at EUR 219 per share. A further 1.79 million **convertible bonds** (ISIN AT0000342647) in an aggregate principal amount of EUR 550 million were issued, each bond initially convertible into one share of OMV Aktiengesellschaft. The issue price, initial conversion price and principal amount per convertible bond was set at EUR 306.6. The coupon was set at 1.5%.

There was a strong appetite for new OMV shares. The offering of shares and convertible bonds, not taken up by existing shareholders, was significantly oversubscribed, Austrian retail demand made up approximately 13% of the transaction. 12% of the offering of the new shares, and 2% of the offering of the convertible bonds were taken up by existing shareholders through exercising their subscription rights.

The new shares and convertible bonds started trading in the Official Market of the Vienna Stock Exchange on December 22, 2004.

The **shareholder structure** now consists of 50.9% free float, 31.5% ÖIAG and 17.6% IPIC. As a result the free float represents the majority of the issued shares for the first time.

Key ratios of OMV stock and bonds (January–December 2004)

ISIN: AT0000743059	Market capitalization (September 30)	EUR 6,651 mn
Vienna SE: OMV	Stock exchange turnover (1-9/04)	EUR 4,315 mn
Reuters: OMV.VI	Last (September 30)	EUR 221.69
Bloomberg: OMV AV	High (September 23)	EUR 224.48
ADR Level I: OMVKY	Low (January 2)	EUR 119.30
	Shares outstanding (as of December 31)	29,865,385
	Shares outstanding (weighted) in 2004	26,941,310
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	
ISIN: AT0000342647	1.5% OMV Convertible Bond (2004-2008)	

Further information

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 1 40 440(21600); e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 40 440(21660); e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 1 40 440(21660); e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

Cubitt Consulting

Noga Villalón, London — Tel. +44 (207) 367(5100); e-mail: noga.villalon@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115(201); e-mail: mark@cjpcom.com

Next result announcement: **January–March 2005** on May 25, 2005
Annual Stockholders' Meeting on May 18, 2005 at 2.00pm (CET)

Financial statements according to ACC

ACC (Austrian Commercial Code) audited figures for full year results; unaudited figures for quarterly results, rounded figures sometimes do not add up.

Abbreviations: ACC: Austrian Commercial Code; bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Sales in EUR 1,000

Q4/04	Q4/03		2004	2003
272,683	231,444	Exploration and Production	988,346	864,415
2,029,376	1,721,901	Refining and Marketing [1]	8,381,298	6,023,451
208,788	115,857	Gas	784,399	794,381
107,520	120,899	Chemicals [2]	394,126	490,858
49,214	34,489	Corporate and Other	160,932	110,882
2,667,581	**2,224,590**	**Segment subtotal**	**10,709,101**	**8,283,987**
(268,198)	(186,089)	less: internal sales	(828,872)	(639,555)
2,399,383	**2,038,501**	**OMV Group**	**9,880,229**	**7,644,432**

EBIT in EUR 1,000

Q4/04	Q4/03		2004	2003
73,015	69,043	Exploration and Production	459,379	303,229
127,418	70,077	Refining and Marketing [1]	442,099	265,126
18,148	24,757	Gas	75,456	78,644
9,821	16,048	Chemicals [2]	24,923	42,901
(44,227)	(12,610)	Corporate and Other	(75,907)	(46,291)
184,175	**167,315**	**Segment subtotal**	**925,950**	**643,609**
122,683	40,884	Special items [3]	53,210	61,184
		thereof:		
57,097	*34,298*	*Exploration and Production*	*(12,086)*	*40,548*
30,792	*9,317*	*Refining and Marketing [1]*	*39,343*	*20,607*
1,322	*(1,242)*	*Gas*	*1,592*	*808*
2,040	*(1,680)*	*Chemicals [2]*	*2,524*	*(1,980)*
31,432	*191*	*Corporate and Other*	*21,837*	*1,201*
306,858	**208,199**	**OMV Group clean EBIT**	**979,160**	**704,793**

[1] including petrochemicals and Plastics (from 2004 onwards) [2] excluding Plastics starting from January 2004
[3] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000

	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interest	Unappropriated income OMV AG	Stockholders' equity
1.1.2004	**196,290**	**417,663**	**1,978,905**	**(53,425)**	**12,171**	**26,144**	**107,588**	**2,685,336**
Net income			508,846			1,850	(60)	510,636
Dividend recommendation							131,408	131,408
Capital increase	21,810	671,111				2,500		695,421
Changes			(2,590)		2,590	1,461,565		1,461,565
Dividend paid						(305)	(107,522)	(107,827)
Foreign exchange differences				4,426		(133)		4,293
31.12.2004	**218,100**	**1,088,774**	**2,485,161**	**(48,999)**	**14,761**	**1,491,621**	**131,414**	**5,380,832**

Consolidated balance sheet in EUR 1,000

Assets		31.12.2004	31.12.2003
A.	Fixed assets		
I.	Intangible assets	209,305	160,284
II.	Tangible assets	6,718,484	3,858,141
III.	Financial assets	1,241,879	1,185,468
		8,169,668	**5,203,893**
B.	Current assets		
I.	Inventories	1,150,265	707,237
II.	Accounts receivable and other assets	2,069,187	1,237,182
III.	Cash in hand and cash at bank, securities	1,481,948	341,554
		4,701,400	**2,285,973**
C.	Deferred taxes	-	-
D.	Prepaid expenses and deferred charges	78,879	26,820
		12,949,947	**7,516,686**

Stockholders´ equity and liabilities			
A.	Stockholders´ equity		
I.	Capital stock	218,100	196,290
II.	Capital and revenue reserves, unappropriated income	3,656,350	2,450,731
III.	Own shares	14,761	12,171
IV.	Minority interests	1,491,621	26,144
		5,380,832	**2,685,336**
B.	Provisions		
I.	Provisions for severance payments and pensions	693,352	673,886
II.	Other provisions	705,556	375,513
		1,398,908	**1,049,399**
C.	Liabilities	4,418,125	3,002,294
D.	Accrued decommissioning and restoration costs	1,270,519	298,679
E.	Deferred income	481,563	480,978
		12,949,947	**7,516,686**

Consolidated statement of income in EUR 1,000

Q4/04	Q4/03		2004	2003
3,784,028	**2,728,713**	**Sales including petroleum excise tax**	**13,369,980**	**10,036,757**
(1,384,645)	(690,212)	Petroleum excise tax	(3,489,751)	(2,392,325)
2,399,383	**2,038,501**	**Sales**	**9,880,229**	**7,644,432**
(54,788)	(42,079)	Direct selling expenses	(160,388)	(130,566)
(1,880,895)	(1,657,769)	Cost of goods sold	(8,098,845)	(6,274,421)
463,700	**338,653**	**Gross profit**	**1,620,996**	**1,239,445**
115,397	81,324	Other operating income	249,516	147,182
(172,245)	(124,092)	Selling expenses	(481,596)	(355,706)
(24,479)	(42,246)	Administrative expenses	(183,981)	(175,714)
(13,861)	(11,938)	Exploration expenses	(68,005)	(74,181)
(4,794)	(4,375)	Research and development	(18,695)	(22,724)
(179,543)	(70,011)	Other operating expenses	(192,285)	(114,693)
184,175	**167,315**	**Earnings before interest and tax**	**925,950**	**643,609**
13,528	(27,204)	Financial items	28,190	(47,114)
197,703	**140,111**	**Income from ordinary activities**	**954,140**	**596,495**
(62,504)	(50,578)	Taxes on income	(312,096)	(203,442)
135,199	**89,533**	**Net income for the period**	**642,044**	**393,053**

Summarized statement of cash flows in EUR 1,000

Q4/04	Q4/03		2004	2003
135,200	89,533	Net income for the period	642,044	393,053
159,399	129,962	Depreciation	514,068	434,511
8,014	(16,432)	Other	(182,058)	(24,230)
302,613	**203,063**	**Sources of funds**	**974,054**	**803,334**
(207,810)	43,833	(Increase) decrease in net working capital	27,218	135,596
94,803	**246,896**	**Net cash provided by operating activities**	**1,001,272**	**938,930**
(706,685)	(248,842)	Capital expenditure	(1,114,933)	(1,588,519)
51,267	43,410	Proceeds from the sale of fixed assets and subsidiaries	215,935	92,512
(655,418)	**(205,432)**	**Net cash used in investing activities**	**(898,998)**	**(1,496,007)**
1,372,479	**86,330**	**Net cash provided by (used in) financing activities**	**1,075,353**	**670,459**
(9,406)	(6,834)	Effect of exchange rate changes	(8,823)	(12,021)
802,458	**120,960**	**Net increase (decrease) in cash and cash equivalents**	**1,168,804**	**101,361**
663,708	176,402	Cash and cash equivalents at beginning of period	297,362	196,001
1,466,166	297,362	Cash and cash equivalents at end of period	1,466,166	297,362

US GAAP reconciliation of net income and stockholders' equity in EUR 1,000

(Rounded figures sometimes do not add up.)

Stockholders' equity			Net income	
31.12.2004	**31.12.2003**		**2004**	**2003**
5,380,832	**2,685,336**	**Equity and net income according to ACC**	**642,044**	**393,053**
(1,491,621)	(26,144)	Income attributable to minority interests	(1,850)	(945)
3,889,211	**2,659,192**	**Equity and net income after minority interests**	**640,194**	**392,108**
70,157	98,898	Depreciation of fixed assets (other than E&P)	(28,355)	(22,963)
100,178	91,932	Depreciation of fixed assets in E&P	8,775	28,590
(4,298)	0	Sale and leaseback transactions	(4,298)	0
(14,761)	(12,171)	Own shares	(376)	(559)
(1,825)	(532)	Stock option plans	(1,293)	(532)
(35,504)	0	Capital raising	15,351	0
(3,819)	(7,938)	Purchases of associates	4,125	2,738
(160,025)	(177,253)	Severance payments, pensions and jubilee payments	16,848	(44,901)
2,490	22,620	Restructuring costs	(20,130)	(52,104)
33,548	43,905	Other provisions	(10,303)	(16,340)
16,867	11,817	Foreign currency translations and transactions	23,679	33,462
339,607	55,770	Securities	(2,420)	(322)
(38,587)	(13,178)	Derivative instruments	(25,550)	(1,054)
(5,053)	(7,579)	Changes in accounting principles: plant upgrades	2,526	2,341
(85,775)	(42,123)	Deferred taxes	36,279	51,502
213,200	**64,168**	**Total reconciliation**	**14,858**	**(20142)**
4,102,412	**2,723,360**	**Equity and net income according to US GAAP**	**655,052**	**371,966**

Petrom: Summary of assets, equity and liabilities in EUR 1,000

Assets		30.11.2004
A.	**Fixed assets**	
I.	Intangible assets	33,928
II.	Fixed assets	2,603,834
III.	Financial assets	29,307
		2,667,069
B.	**Inventories**	
I.	Raw materials and supplies	142,149
II.	Work in progress and services not yet invoiced	58,762
III.	Finished goods and merchandise	180.85
IV.	Payments in advance	3,248
		385,009
C.	**Receivables**	
I.	Trade receivables	163,172
II.	Receivables from affiliated companies	8,025
III.	Receivables from associated companies	3,068
IV.	Other receivables and assets	359.96
		534,225
D.	**Cash and cash equivalents**	**1,064,095**
E.	**Prepaid expenses and deferred charges**	**6,823**
		4,657,221

Equity and liabilities		
A.	**Stockholders' equity**	**2,954,222**
B.	**Provisions**	
I.	Provisions for severance payments	31,395
II.	Provisions for taxes	28
III.	Provisions for deferred taxes	25,774
IV.	Other provisions	164,252
		221,449
C.	**Liabilities**	
I.	Bonds	142,263
II.	Amounts due to banks	63,031
III.	Payments on orders received in advance	13,969
IV.	Trade payables	97,795
V.	Liabilities to affiliated companies	26
VI.	Liabilities to associated companies	3,317
VII.	Other liabilities	186,853
		507,254
D.	**Accrued decommissioning and restoration costs**	**961,284**
E.	**Accrued liabilities and deferred income**	**13,012**
		4,657,221

Facts & figures

Q4/04	Q4/03		2004	2003
4,96	3,30	Earnings per share (reported, ACC) in EUR	23,76	14,60
8,02	4,30	Earnings per share (clean [2], ACC) in EUR	25,09	16,10
9,92	3,80	Earnings per share US GAAP in EUR	24,31	13,33
1,282	1,189	EUR/USD exchange rate	1,242	1,131
44,00	29,42	Average Brent crude price in USD/bbl	38,22	28,84
36,69	26,87	Average OMV realized crude price in USD/bbl	33,77	26,62
25,09	23,95	Exploration expenditure in EUR mn	95,71	93,05
13,86	11,94	Exploration expenses in EUR mn	68,01	74,18
6,04	5,24	Operating expenditure in USD/boe	5,61	5,24
6,7	7,1	Crude oil and NGL production in mn bbl	27,7	28,3
28,8	26,7	Natural gas production in bcf	109,3	91,2
11,5	11,7	Production of crude oil, NGL and gas in mn boe	45,9	43,7
2,4	2,9	Combined gas sales volumes in bcm	8,4	8,5
1,75	1,72	Contracted gas storage volume [1] for third parties in bcm	1,75	1,72
4,51	4,47	Refining crude oil processing in mn t	17,26	14,89
4,27	4,12	Refining sales volume in mn t	16,25	13,91
1.773	1.782	Marketing retail network [1]	1.773	1.782
580	*625*	*thereof: Austria*	*580*	*625*
12	*10*	*Bosnia and Herzegovina*	*12*	*10*
69	*66*	*Bulgaria*	*69*	*66*
36	*30*	*Croatia*	*36*	*30*
145	*143*	*Czech Republic*	*145*	*143*
383	*390*	*Germany*	*383*	*390*
168	*168*	*Hungary*	*168*	*168*
91	*74*	*Italy*	*91*	*74*
68	*61*	*Romania*	*68*	*61*
20	*12*	*Serbia-Montenegro*	*20*	*12*
98	*99*	*Slovak Republic*	*98*	*99*
103	*104*	*Slovenia*	*103*	*104*
3,14	*2,97*	*Marketing sales volume in mn t*	*11,68*	*9,92*
57.480	*6.137*	*Employees [1]*	*57.480*	*6.137*

[1] figure of end of quarter is equal to that at end of period
[2] using the Group's average tax rate